Filed Pursuant to Rule 433

Registration No. 333-264186

January 8, 2025

HF SINCLAIR CORPORATION

Pricing Term Sheet

$650,000,000 5.750% Senior Notes due 2031

$750,000,000 6.250% Senior Notes due 2035

	2031 Notes	2035 Notes
Issuer:	HF Sinclair Corporation

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Ratings Outlooks (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	January 8, 2025

Settlement Date:

January 23, 2025 (T+10)

It is expected that delivery of the notes will be made against payment therefor on or about January 23, 2025, which is the tenth business day following the trade date (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the date that is the business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade notes before the date that is the business day prior to the settlement date should consult their advisors.

Maturity Date:	January 15, 2031	January 15, 2035

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2025	January 15 and July 15, beginning July 15, 2025

Principal Amount:	$650,000,000	$750,000,000

Benchmark Treasury:	4.375% due December 31, 2029	4.250% due November 15, 2034

Benchmark Treasury Price / Yield:	99-19 / 4.467%	96-16 / 4.697%

Spread to Benchmark Treasury:	+135 basis points	+162.5 basis points

Yield to Maturity:	5.817%	6.322%

Coupon:	5.750%	6.250%

Public Offering Price:	99.667% of the principal amount	99.475% of the principal amount

	2031 Notes	2035 Notes
Optional Redemption:

Prior to December 15, 2030 (the “2031 Par Call Date”), the 2031 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) 100% of the principal amount of the 2031 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the redemption date (assuming the 2031 Notes to be redeemed matured on the 2031 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on the principal amount of the 2031 Notes to be redeemed to, but excluding, the redemption date.

On or after the 2031 Par Call Date, the 2031 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to October 15, 2034 (the “2035 Par Call Date”), the 2035 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) 100% of the principal amount of the 2035 Notes to be redeemed and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the redemption date (assuming the 2035 Notes to be redeemed matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, (b) less interest accrued to the date of redemption, plus accrued and unpaid interest on the principal amount of the 2035 Notes to be redeemed to, but excluding, the redemption date.

On or after the 2035 Par Call Date, the 2035 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Offer:	If a change of control triggering event occurs with respect to the notes as set forth under “Description of Notes—Change of Control Triggering Event” in the prospectus supplement, then the issuer may be required to give the holders of the notes the opportunity to sell the issuer their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.	If a change of control triggering event occurs with respect to the notes as set forth under “Description of Notes—Change of Control Triggering Event” in the prospectus supplement, then the issuer may be required to give the holders of the notes the opportunity to sell the issuer their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

CUSIP / ISIN:	403949 AR1 / US403949AR17	403949 AS9 / US403949AS99

	2031 Notes	2035 Notes
Joint Book-Running Managers:

BofA Securities, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Barclays Capital Inc. Citizens JMP Securities, LLC Comerica Securities, Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC

Certain Changes to the Preliminary Prospectus Supplement

The first paragraph under “Summary—Recent Developments—Tender Offer” is replaced in its entirety with the following:

“Concurrently with the launch of this offering, we commenced an offer to purchase (the “Tender Offer”) for cash up to an aggregate purchase price of $900 million, to be increased to $1,050 million, of our 5.875% Senior Notes due 2026 (inclusive of outstanding unexchanged notes issued by our wholly owned subsidiary HollyFrontier Corporation (“HollyFrontier”)) (the “2026 Notes”) and up to $150 million aggregate principal amount of our 6.375% Senior Notes due 2027 (the “2027 Notes” and, together with the 2026 Notes, the “Subject Notes”). As of September 30, 2024, there was $1,000 million principal amount of the 2026 Notes outstanding and approximately $400 million principal amount of the 2027 Notes outstanding.”

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, or by emailing dg.prospectus_requests@bofa.com; MUFG Securities Americas Inc., toll-free at 1-877-649-6848, or by e-mailing syndicate@us.sc.mufg.jp; SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856, or by e-mailing prospectus@smbcnikko-si.com or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751, or by e-mailing wfscustomerservice@wellsfargo.com.

This pricing term sheet supplements and updates the information contained in HF Sinclair Corporation’s preliminary prospectus supplement, dated January 8, 2025, relating to its prospectus dated April 7, 2022. Capitalized terms used herein but not defined have the meanings given to them in such preliminary prospectus supplement.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER SYSTEM.